Exhibit 12.1
Carrols Restaurant Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012	December 30, 2012	December 29, 2013
Earnings:
Income from continuing operations before income tax	$17,004	$2,617	$(2,185)	$(28,909)	$(23,916)
Add fixed charges:
Interest expense, including amortization of deferred financing costs	8,907	8,957	7,353	12,764	18,841
Portion of rents representative of interest factor	7,994	7,723	7,555	12,628	15,733
Total earnings	$33,905	$19,297	$12,723	$(3,517)	$10,658
Fixed charges:
Interest expense, including amortization of deferred financing costs	$8,907	$8,957	$7,353	$12,764	$18,841
Portion of rents representative of interest factor	7,994	7,723	7,555	12,628	15,733
	$16,901	$16,680	$14,908	$25,392	$34,574
Ratio of earnings to fixed charges (1)	2.01x	1.16x	—	—	—

(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense that we deemed to be attributable to interest. Our earnings were insufficient to cover our fixed charges for the years ended January 1, 2012, December 30, 2012 and December 29, 2013 by $2,185, $28,909 and $23,916, respectively. As of the date hereof, we have no shares of preferred stock outstanding that require us to accrue or pay dividents, and consequently, our ratio of earnings to preferred share dividends and ratio of earnings to fixed charges would be identical.